

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2011

Via E-mail
Mr. James M. Lienert
Chief Financial Officer
Occidental Petroleum Corporation
10889 Wilshire Blvd.
Los Angeles, CA 90024

        Corrected Version
  Re: **Occidental Petroleum Corporation**
        Form 10-K for the Fiscal Year Ended December 31, 2010
        Filed February 24, 2011
        Response Letter Dated May 17, 2011
        File No. 001-9210

Dear Mr. Lienert:

      We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Middle East/North Africa, page 16

Iraq, page 16

1.   We note your response to comment three which indicates that you are paid a supplementary fee in addition to cost recovery and remuneration. Please tell us how this supplementary fee is determined and clarify whether it relates to recovery of direct costs incurred.

2.   We note that you disclosed oil reserves associated with your interest in the Zubair field. In connection with these reserves, please:

- clarify if you are entitled to take the related production in-kind and if applicable, whether you consistently choose this option;

- provide to us your annual schedule of projected production including gross oil production as well as your disclosed net share. This schedule should include your estimated revenues associated with the production of these reserves as well as the development, production, and other direct costs associated with this field; and

- tell us how you determined that you have a net economic interest in this field, as contemplated by ASC 932. Please separately address in your response each of the various types of fees (e.g. cost recovery, supplementary fee, remuneration fee) you receive under the contract.

Closing Comments

You may contact John Cannarella at (202) 551-3337 or Mark C. Shannon at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant